Exhibit 99.29

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

WBM Capital Corp. (the “Company”)

300-10991 Shellbridge Way

Richmond, BC, V6X 3C6

Item 2	Date of Material Change

July 24, 2025.

Item 3	News Release

A news release was issued by the Company via EIN Presswire on July 24, 2025, and filed on SEDAR+ at www.sedarplus.ca.

Item 4	Summary of Material Change

The Company completed a stock split of all of its issued and outstanding common shares (“Shares”) on the basis of 250,000 post-split Shares for each presplit Share (the “Split”) such that there are 250,000 Shares issued and outstanding immediately after the Split.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

As a result of the stock split, each shareholder of record on July 24, 2025, will receive two hundred and fifty thousand additional (250,000) common shares for every one (1) common share owned. The Company’s outstanding shares will increase from 1 common share to 250,000 common shares. There will be no change to the Company’s CUSIP number.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Carlo Rigillo

Chief Executive Officer

+1 (647) 400-4794

carlo.rigillo@gmail.com

Item 9	Date of Report

July 29, 2025.